FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2017

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 3 November 2017

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	2 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.2	Stock Exchange announcement dated	2 October 2017	entitled	‘Voting Rights and Capital Update’
Exhibit	99.3	Stock Exchange announcement dated	3 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.4	Stock Exchange announcement dated	4 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.5	Stock Exchange announcement dated	5 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.6	Stock Exchange announcement dated	6 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.7	Stock Exchange announcement dated	9 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.8	Stock Exchange announcement dated	10 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.9	Stock Exchange announcement dated	11 October 2017	entitled	‘Director/PDMR shareholding’
Exhibit	99.10	Stock Exchange announcement dated	11 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.11	Stock Exchange announcement dated	12 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.12	Stock Exchange announcement dated	13 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.13	Stock Exchange announcement dated	16 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.14	Stock Exchange announcement dated	17 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.15	Stock Exchange announcement dated	18 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.16	Stock Exchange announcement dated	19 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.17	Stock Exchange announcement dated	20 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.18	Stock Exchange announcement dated	23 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.19	Stock Exchange announcement dated	24 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.20	Stock Exchange announcement dated	25 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.21	Stock Exchange announcement dated	26 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.22	Stock Exchange announcement dated	27 October 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.23	Stock Exchange announcement dated	30 October 2017	entitled	‘Transaction in Own Shares’

Exhibit	99.24	Stock Exchange announcement dated	31 October 2017	entitled	‘Transaction in Own Shares’